SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/17/2024

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
102

8. SHARED VOTING POWER
4,400

9. SOLE DISPOSITIVE POWER
102
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,502 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
0.06%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
102

8. SHARED VOTING POWER
4,400

9. SOLE DISPOSITIVE POWER
102
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,502 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0.06%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
102

8. SHARED VOTING POWER
4,400

9. SOLE DISPOSITIVE POWER
102
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,400

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,502 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0.06%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock
of Texas Pacific Land Corp. ("TPL" or the "Issuer").

The principal executive offices of TPZ are located at

1700 Pacific Ave. Suite 2900
Dallas, TX 75201

Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware
Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b)  The business address of the reporting persons is Park 80 West-Plaza Two,
250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of
Bulldog Investors,LLP, and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.

ITEM 4. PURPOSE OF TRANSACTION
Letter was sent to the company. See exhibit B.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed 11/1/23 there were 7,674,867 shares of common stock outstanding as of 10/30/23. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog
Investors, LLP, a registered investment advisor.

As of January 19, 2024 Bulldog Investors, LLP is deemed to be the beneficial owner of 4,502 shares of TPL (representing 0.06% of TPL's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
Such shares are also beneficially owned by clients of Bulldog Investors,
LLP who are not members of any group.

As of January 19,2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 4,502 shares of TPL (representing 0.06% of TPL's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 102 shares.
Bulldog Investors, LLP has shared power to dispose of and vote 4,400 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of TPL's shares) share this power with
Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog
Investors, LLP. Messrs. Goldstein and Dakos have sole power to dispose of and vote 102 shares, and shared power to dispose of and vote 4,400 shares.

During the last 60 days no shares of TPL were traded.

d) Clients of Bulldog Investors, LLP and a closed-end investment fund for which Messrs. Goldstein and Dakos have investment and voting authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/22/2024

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.